The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2015

Citigroup Inc.	November----, 2015 Medium-Term Senior Notes, Series G Pricing Supplement No. 2015-CMTNG0762 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302

Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

Overview

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for a positive return at maturity based on the performance of the Dow Jones Industrial AverageTM (the “underlying index”) from the initial index level to the final index level.

▪	The notes provide modified exposure to the performance of the underlying index. If the underlying index appreciates from the initial index level to the final index level, you will receive a positive return at maturity equal to a portion of that appreciation (to be determined on the pricing date, but expected to be at least 74.00%). However, if the underlying index remains the same or depreciates from the initial index level to the final index level, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. Even if the underlying index appreciates from the initial index level to the final index level, so that you do receive a positive return at maturity, there is no assurance that your total return at maturity on the notes will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	Investors in the notes must be willing to forgo (i) 1-to-1 participation in any positive return on the notes and (ii) any dividends that may be paid on the stocks that constitute the underlying index during the 6-year term of the notes. If the underlying index does not appreciate from the pricing date to the valuation date, you will not receive any return on your investment in the notes.

▪	In order to obtain the modified exposure to the underlying index that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Underlying index:		The Dow Jones Industrial AverageTM (ticker symbol: “INDU”)
Aggregate stated principal amount:		$
Stated principal amount:		$10 per note
Pricing date:		November , 2015 (expected to be November 20, 2015)
Issue date:		November , 2015 (three business days after the pricing date)
Valuation dates:		Every scheduled trading day from, and including, August , 2021 (expected to be August 23, 2021) to, and including, November , 2021 (expected to be November 22, 2021), each subject to postponement if certain market disruption events occur
Maturity date:		November , 2021 (expected to be November 26, 2021)
Payment at maturity:		For each note you hold at maturity, the $10 stated principal amount plus the note return amount, which will be either zero or positive
Note return amount:

▪   If the final index level is greater than the initial index level:

$10 × the index return × the upside participation rate

▪   If the final index level is less than or equal to the initial index level:

$0

Initial index level:		, the closing level of the underlying index on the pricing date
Final index level:		The arithmetic average of the closing level of the underlying index on each of the valuation dates
Index return:		The final index level minus the initial index level, divided by the initial index level
Upside participation rate:		The actual upside participation rate will be determined on the pricing date, but is expected to be at least 74.00%.
Listing:		The notes will not be listed on any securities exchange
CUSIP / ISIN:		17323P314 / US17323P3148
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per note:	$10.00	$0.291(2)	$9.66
$0.049(3)
Total:	$	$	$

(1) Citigroup Inc. currently expects that the estimated value of the notes on the pricing date will be at least $9.300 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $0.34 for each $10 note sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.291 for each $10 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.049 for each note.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-03 dated November 13, 2013        Underlying Supplement No. 3 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and “—Discontinuance or Material Modification of an Underlying Index,” and not in this pricing supplement (except as set forth in the next paragraph). The accompanying underlying supplement contains important disclosures regarding the underlying index that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Postponement of a Valuation Date; Postponement of the Maturity Date. If a market disruption event occurs on any scheduled valuation date, the calculation agent may, but is not required to, postpone that valuation date to the next succeeding scheduled trading day on which a market disruption event does not occur. If any valuation date is so postponed, each subsequent valuation date will be postponed to the next succeeding scheduled trading day (subject to further postponement as provided above if a market disruption event occurs on such succeeding scheduled trading day). However, in no event will any scheduled valuation date be postponed more than five scheduled trading days after that originally scheduled valuation date as a result of a market disruption event occurring on that scheduled valuation date or on an earlier scheduled valuation date (in each case, as any such scheduled valuation date may be postponed). If the last valuation date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be postponed to the third business day after the last valuation date as postponed. The provisions in this paragraph supersede the related provisions in the accompanying product supplement to the extent the provisions in this paragraph are inconsistent with those provisions. The terms “scheduled trading day” and “market disruption event” are defined in the accompanying product supplement.

Investment Summary

The notes offer the potential for a portion of the participation (to be determined on the pricing date, but expected to be at least 74.00%) in any positive performance of the underlying index. The notes provide investors:

▪	an opportunity to gain exposure to the underlying index;

▪	the repayment of principal at maturity;

▪	a portion of the participation (to be determined on the pricing date, but expected to be at least 74.00%) in any appreciation of the underlying index over the term of the notes; and

▪	no exposure to any depreciation of the underlying index if the notes are held to maturity.

At maturity, if the underlying index has depreciated or has not appreciated at all, you will receive the stated principal amount of $10 per note, without any positive return on your investment. All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Citigroup Inc. Investors in the notes will not receive any dividends paid on the stocks that constitute the underlying index over the term of the notes.

Maturity:	Approximately 6 years
Upside participation rate:	The actual upside participation rate will be determined on the pricing date, but is expected to be at least 74.00%.
Minimum payment at maturity:	$10.00
Interest:	None

Key Investment Rationale

The notes offer investors exposure to the performance of the underlying index and provide for the repayment of principal at maturity. They are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo dividends and 1-to-1 participation in any positive return of the underlying index in exchange for the repayment of principal at maturity if the underlying index depreciates.

Repayment of Principal:	The notes offer investors a portion of the participation (to be determined on the pricing date, but expected to be at least 74.00%) in any appreciation of the underlying index while providing for the repayment of principal in full at maturity.
Upside Scenario:	If the final index level is greater than the initial index level, the

November 2015	PS-2

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

payment at maturity for each note will be equal to the $10 stated principal amount plus the note return amount. For example, if the final index level is 3.00% greater than the initial index level, the notes will provide a total return of at least 2.22% at maturity (assuming an upside participation rate of 74.00%).
Par Scenario:	If the final index level is less than the initial index level, the notes will pay only the stated principal amount of $10 at maturity.

Hypothetical Examples

The diagram below illustrates your payment at maturity for a range of hypothetical percentage changes from the initial index level to the final index level. The diagram and examples below are based on a hypothetical upside participation rate of 74.00%.

Investors in the notes will not receive any dividends on the stocks that constitute the underlying index. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index” below.

Market-Linked Notes Payment at Maturity Diagram

Your actual payment at maturity per note will depend on the actual upside participation rate, which will be determined on the pricing date, the actual initial index level and the actual final index level. The examples below are intended to illustrate how your payment at maturity will depend on whether the final index level is greater than or less than the initial index level and by how much. The examples are based on a hypothetical initial index level of 17,500.00 and are for illustrative purposes only.

Example 1—Upside Scenario A. The hypothetical final index level is 26,250.00 (an approximately 50.00% increase from the hypothetical initial index level), which is greater than the hypothetical initial index level.

Payment at maturity per note	= $10 + the note return amount
= $10 + ($10 × the index return × the hypothetical upside participation rate)
= $10 + ($10 × 50.00% × 74.00%)

November 2015	PS-3

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

= $10 + $3.70
= $13.70

Because the underlying index appreciated from the hypothetical initial index level to the hypothetical final index level, your payment at maturity in this scenario would be equal to the $10 stated principal amount per note plus the note return amount, or $13.70 per note. In this scenario, the notes would underperform a hypothetical alternative investment providing 1-to-1 exposure to the positive performance of the underlying index.

Example 2—Par Scenario. The hypothetical final index level is 15,750.00 (an approximately 10.00% decrease from the hypothetical initial index level), which is less than the hypothetical initial index level.

Payment at maturity per note	= $10 + the note return amount
= $10 + $0
= $10.00

Because the underlying index depreciated from its hypothetical initial index level to its hypothetical final index level, the payment at maturity per note would equal the $10.00 stated principal amount per note.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with the underlying index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪	You may not receive any return on your investment in the notes. You will receive a positive return on your investment in the notes only if the underlying index appreciates from the initial index level to the final index level. If the final index level is equal to or less than the initial index level, you will receive only the stated principal amount of $10 for each note you hold at maturity. As the notes do not pay any interest, even if the underlying index appreciates from the initial index level to the final index level, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

▪	The notes are designed for investors who seek exposure to the underlying index but who are willing to forgo full upside participation in any appreciation of the underlying index in exchange for the repayment of principal at maturity if the underlying index depreciates. You should understand that you will only participate in a portion (to be determined on the pricing date, but expected to be at least 74.00%) of any appreciation of the underlying index. If the upside participation rate is less than 100.00%, you will not fully participate in the potential appreciation of the underlying index. In such case, the notes would underperform a hypothetical alternative investment that would provide 1-to-1 exposure to the appreciation of the underlying index, as measured from the initial index level to the final index level.

▪	The notes do not pay interest. Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the underlying index declines or does not appreciate sufficiently from the initial index level to the final index level. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the 6-year term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index. As of November 16, 2015, the average dividend yield of the underlying index was approximately 2.47% per year. While it is impossible to know the future dividend yield of the underlying index, if this average dividend yield were to remain constant for the term of the notes, you would be forgoing an aggregate yield of approximately 14.82% (assuming no reinvestment of dividends) by investing in the notes instead of investing directly in the stocks that constitute

November 2015	PS-4

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes. If the underlying index appreciates, this lost dividend yield will cause the notes to underperform an alternative investment providing for a pass-through of dividends and 1-to-1 exposure to the performance of the underlying index.

▪	The payment at maturity on the notes is based on the arithmetic average of the closing level of the underlying index on each scheduled valuation date over approximately three months. As a result, you are subject to the risk that the closing level of the underlying index on those valuation dates will result in a less favorable return than you would have received had the final index level been based on the closing level on other days during the term of the notes. If you had invested in another instrument linked to the underlying index that you could sell for full value at a time selected by you, you might have achieved better returns. In addition, because the final index level is based on the average over the valuation dates, your return on the notes may be less favorable than it would have been if it were based on the closing level of the underlying index on only one of those valuation dates. Moreover, because the valuation dates span approximately three months, it is likely that the average performance of the underlying index over that period will be significantly different than the closing level of the underlying index on a date or dates closer to maturity or a shorter period closer to maturity. A longer valuation period is also more likely to reflect economic or other trends affecting the underlying index over a longer period of time near maturity, which may significantly affect the underlying index and your payment at maturity.

▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions and structuring fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index, dividend yields on the stocks that constitute the underlying index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the

November 2015	PS-5

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying index and a number of other factors, including the price and volatility of the stocks that constitute the underlying index, the dividend yields on the stocks that constitute the underlying index, interest rates generally, the time remaining to maturity and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation of the underlying index. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying index is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying index or in instruments related to the underlying index or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying index. These and other activities of our affiliates may affect the level of the underlying index in a way that has a negative impact on your interests as a holder of the notes.

▪	The level of the underlying index may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions directly in the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the level of the underlying index in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying index, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as market disruption events or the discontinuance of the underlying index, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪	Adjustments to the underlying index may affect the value of your notes. S&P Dow Jones Indices LLC (the “underlying index publisher”) may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could affect the level of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time without regard to your interests as holders of the notes.

Information About the Underlying Index

The Dow Jones Industrial AverageTM is a price-weighted index rather than a market capitalization-weighted index. The Dow Jones Industrial AverageTM consists of 30 common stocks chosen as representative of the broad market of U.S. industry. It is calculated and

November 2015	PS-6

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

maintained by S&P Dow Jones Indices LLC. The Dow Jones Industrial AverageTM is reported by Bloomberg L.P. under the ticker symbol “INDU.”

“Dow Jones®,” “Dow Jones Indexes,” and “Dow Jones Industrial AverageTM” are service marks of Dow Jones Trademark Holdings, LLC and have been licensed to S&P Dow Jones Indices LLC and sublicensed for use for certain purposes by Citigroup Global Markets Inc. and its affiliates. For more information regarding the license, see “Equity Index Descriptions— Dow Jones Industrial AverageTM — License Agreement” in the accompanying underlying supplement.

Please refer to the section “Equity Index Descriptions—Dow Jones Industrial AverageTM” in the accompanying underlying supplement for important disclosures regarding the underlying index.

Historical Information

The closing level of the underlying index on November 16, 2015 was 17,483.01.

The graph below shows the closing levels of the underlying index for each day such level was available from January 4, 2010 to November 16, 2015. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical levels of the underlying index as an indication of future performance.

Dow Jones Industrial AverageTM – Historical Closing Levels January 4, 2010 to November 16, 2015

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment. If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

November 2015	PS-7

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of     %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $      at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Subject to the discussion below, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

The U.S. Treasury Department recently finalized the regulations referred to in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Possible Application of Section 871(m) of the Code” in the accompanying product supplement, which require withholding on certain “dividend equivalent” payments to non-U.S. persons. Based on the effective date in the final regulations, those regulations will not apply to the notes assuming there is no significant modification to the notes’ terms that results in a deemed exchange of the notes for U.S. federal income tax purposes.

As discussed in the section of the accompanying product supplement entitled “United States Federal Tax Considerations,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the notes and to the payment of gross proceeds of a disposition (including a retirement) of the notes. However, under a recent Internal Revenue Service notice, withholding under “FATCA” will apply to payments of gross proceeds (other than amounts treated as interest) only with respect to dispositions after December 31, 2018. You should consult your tax adviser regarding the potential application of “FATCA” to the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $0.34 for each $10 note sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI, including Morgan Stanley Wealth Management and their financial advisers collectively, a fixed selling concession of $0.291 for each $10 note they sell. In addition, Morgan Stanley Wealth Management will receive a structuring fee of $0.049 for each note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlying index and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the

November 2015	PS-8

Citigroup Inc.
Market-Linked Notes Based on the Dow Jones Industrial AverageTM Due November----, 2021

estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2015 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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